                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                               Goss Holdings, Inc.
                               (Name of Applicant)

                      700 Oakmont Lane, Westmont, IL 60559
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                           TITLE OF CLASS                               AMOUNT
                     12.25% Subordinated Notes due 2005           $112,500,000

Approximate date of issuance:                            November 12, 1999
Name and address of agent for service:                   Jack E.  Merryman
                                                         Senior Vice President/
                                                         General Counsel
                                                         700 Oakmont Lane
                                                         Westmont, IL 60559
                                                         (630) 850-5600

         With a copy to:
                                                         Michael H. Kerr, P.C.
                                                         Kirkland & Ellis
                                                         200 East Randolph Drive
                                                         Chicago, Illinois 60601

                  The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

                  1.       General information. Furnish the following as to the
                           Applicant:

                           (a)      Form of organization:
                                    The applicant, Goss Holdings, Inc. (the
                                    "Company" or the "Applicant") is a
                                    corporation.
                           (b) State or other sovereign power under the laws of which organized: The Company is organized under the laws of the State of Delaware.

                  2. Securities Act exemption applicable. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                  The Company proposes to issue, as part of the Second Amended Plan of Reorganization of Goss Graphic Systems, Inc. ("Goss"), GGS Holdings, Inc. ("Old Holdings") and Goss Realty, LLC (collectively the "Debtors") dated September 7, 1999 (as same may be further modified, the "Plan of Reorganization"), its 12.25% Senior Subordinated Notes due 2005 (the "Subordinated Notes"). Pursuant to the Plan of Reorganization (a) Old Holdings will merge into the Company, and the Company will become the successor to Old Holdings; and (b) the holders of the 12% Senior Subordinated Notes due 2006 issued by Goss under the Indenture, dated as of October 15, 1996, between Goss and HSBC Bank USA, as successor trustee ("Old Notes") will be issued the Subordinated Notes and an aggregate of 3,136,250 shares of Class B Common Stock of the Company in exchange for their Old Notes. On September 9, 1999, the Debtors filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 99-2756) a Second Amended Disclosure Statement (the "Disclosure Statement") that was distributed to holders of claims against or interests in the Debtors for the purpose of soliciting their votes for the acceptance or rejection of the Plan of Reorganization. At hearings held on October 19, 1999 (in relation to Goss and Old Holdings) and November 2, 1999 (in relation to Goss Realty, LLC), the Bankruptcy Court approved the Plan of Reorganization. A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit 4. The Subordinated Notes are to be issued under an indenture (the "Subordinated Note Indenture") between the Company and HSBC Bank USA, as trustee, a form of which is attached hereto as
Exhibit 3.

                  The Company believes that the issuance of the Subordinated Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145 (a) (1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)
(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

                  3. Affiliates. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

                  The Applicant was incorporated on November 3, 1999. The Applicant will not issue any shares of capital stock until the Plan of Reorganization becomes effective.

         Upon the Plan of Reorganization becoming effective (the "Effective Date") the relationships among the Applicant and all of its affiliates will be as follows:

         The voting securities of the Applicant will be held as to 65.14% by Stonington Partners, Inc. (Delaware) and as to 3.5% by Rockwell International Corporation (Delaware). The balance of the voting securities of the Applicant, 31.26%, will comprise the Class B Common Stock of the Applicant and will be held by the holders of the Old Notes (as to affiliates in this respect, see 5 below).

         The Applicant will hold 100% of the voting securities of Goss Graphic Systems, Inc. (Delaware).

         Goss Graphic Systems, Inc. (Delaware) will hold 100% of the voting securities of each of :

         (a)      Goss Graphic Systems Australasia Pty. Ltd (Australia);
         (b)      Goss Graphic Systems Japan Corporation (Japan);
         (c)      Goss Systems Graphiques Nantes S. A.  (France);
         (d)      Goss Graphic Systems Ltd (UK); and
         (e)      Goss Realty LLC (Delaware).

         Goss Graphic Systems, Inc. (Delaware) will hold 60% of the voting securities in a joint venture company, Shanghai Goss Graphic Systems Co., Ltd. (China).

                             MANAGEMENT AND CONTROL

                  4. Directors and executive officers. List the names mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

                  The address for each director and executive officer listed below is 700 Oakmont Lane, Westmont, Illinois 60559.

                  As of November 5, 1999 the directors and executive officers of the Applicant are, and will remain until the Effective Date:

NAME                                               OFFICE

James P.  Sheehan*..................Chairman of the Board, President & CEO
Joseph P.  Gaynor, III*.............Executive Vice President of Finance
                                    & Administration & Chief Financial Officer
Alex G. Brnilovich, Jr **...........Executive Vice President, Americas
Richard J. Sutis **.................Executive Vice President, Asia Pacific & CTO
Randall Thomas **...................Executive Vice President, Europe
Jack E. Merryman **.................Vice President & Secretary
MaryAnn Spiegel **..................Assistant Secretary

                  The following additional directors and executive officers of the Applicant will be appointed upon the Plan of Reorganization becoming effective on the Effective Date:

NAME                                               OFFICE

Thomas R.  Cochill *................Director
Lester A.  Kraft *..................Director
J.  Joe Adorjan *...................Director
Robert F.  End *....................Director
James J.  Kerley *..................Director
Sam S.  McKeel *....................Director
Alexis P.  Michas * ................Director

                                 * DIRECTORS
                          ** EXECUTIVE OFFICER ONLY

                  5. Principal owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

                  As of November 3, 1999, the Applicant had not issued any shares of capital stock. It will not do so until the Plan of Reorganization becomes effective. On the Effective Date, the following persons will own 10% or more of the voting securities of the Applicant:

--------------------------------------------------------------------------------------------------------------
NAME AND COMPLETE                      TITLE OF                        AMOUNT           PERCENTAGE OF VOTING
 MAILING ADDRESS                     CLASS OWNED                        OWNED             SECURITIES OWNED
--------------------------------------------------------------------------------------------------------------
Stonington Partners, Inc.            Class A Common                   6,513,750                  65.14%
767 Fifth Avenue
48th Floor
New York, New York
10153
--------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston           Class B Common                   1,385,275                  13.85%
11 Madison Avenue
New York, New York
10010 *
--------------------------------------------------------------------------------------------------------------

* THE CALCULATION OF WHICH HOLDERS OF CLASS B COMMON STOCK WILL HOLD IN EXCESS OF 10% OF THE VOTING SECURITIES OF THE APPLICANT UPON THE PLAN OF REORGANIZATION BECOMING EFFECTIVE HAS BEEN BASED ON THE MOST UP TO DATE INFORMATION CURRENTLY AVAILABLE TO THE COMPANY. APPLYING THE DETAILS, EXISTENT AS OF NOVEMBER 4, 1999, OF THE HOLDERS OF OLD NOTES, TO THE CONVERSION FORMULA SET FORTH IN THE PLAN OF REORGANIZATION, UPON THE PLAN OF REORGANIZATION BECOMING EFFECTIVE ONLY CREDIT SUISSE FIRST BOSTON (AS ABOVE) WILL HOLD IN EXCESS OF 10% OF THE APPLICANT'S VOTING SECURITIES.

                                 UNDERWRITERS

                  6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  (a)      None.

                  (b)      None.

                               CAPITAL SECURITIES

                  7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the Applicant.

                  As of November 3, 1999, the Applicant's authorized and outstanding securities were as follows:

----------------------------------------------------------------------------------------------------------
                                                        AMOUNT                                  AMOUNT
      TITLE OF CLASS                                  AUTHORIZED                              OUTSTANDING
----------------------------------------------------------------------------------------------------------
Class A Common Stock, par                             11,863,750                                   0
value $0.01 per share
----------------------------------------------------------------------------------------------------------
Class B Common Stock, par                              3,136,250                                   0
value $0.01 per share
----------------------------------------------------------------------------------------------------------

                  On the Effective Date of the Plan of Reorganization, the Applicant's authorized and outstanding securities will be as follows:

----------------------------------------------------------------------------------------------------------
                                                        AMOUNT                                  AMOUNT
      TITLE OF CLASS                                  AUTHORIZED                              OUTSTANDING
----------------------------------------------------------------------------------------------------------
Class A Common Stock, par                             11,863,750                               6,863,750
value $0.01 per share
----------------------------------------------------------------------------------------------------------
Class B Common Stock, par                              3,136,250                               3,136,250
value $0.01 per share
----------------------------------------------------------------------------------------------------------
Subordinated Notes due 2005                          $112,500,000                           $112,500,000
----------------------------------------------------------------------------------------------------------

                  (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  Except as set forth below and except as otherwise required by law, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class with respect to all matters submitted to the stockholders vote. Each share of Class A Common Stock and each share of Class B Common Stock entitles the holder thereof to exercise one vote. The number of directors which shall initially constitute the Applicant's board of directors shall be nine (9). Seven (7) directors shall be elected by a plurality of the votes of the shares of Class A Common Stock present in person or represented by proxy at the meeting and entitled to vote in the election of directors.
Two (2) directors shall be elected by a plurality of the votes of the shares of Class B Common Stock present in person or represented by proxy at the meeting and entitled to vote in the election of directors.

                  Holders of the Old Notes and the Subordinated Notes do not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

                  8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a) (2) of the Act.(1)

(A) EVENTS OF DEFAULT AND NOTICE OF DEFAULT.

                  Each of the following shall constitute an "EVENT OF DEFAULT" under the Subordinated Note Indenture:
                           (i) the Company defaults in any payment of interest on any Note when the same becomes due and payable, whether or not such payment shall be prohibited by Article XI of the Subordinated Note Indenture, and such default continues for a period of 30 days;

                           (ii) the Company defaults in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon declaration, upon required repurchase or otherwise, whether or not such payment shall be prohibited by Article XI of the Subordinated Note Indenture;

                           (iii) the Company fails to comply with Article VI of the Subordinated Note Indenture ("Defaults and Remedies");

                           (iv) the Company fails to comply for 30 days after the notice with any of its obligations contained in Article IV of the Subordinated Note Indenture ("Change of Control and Enterprise Valuation Event") (other than a failure to purchase Notes), Section 5.03, Section 5.04, Section 5.05, Section 5.06, Section 5.07, Section 5.08 (other than a failure to purchase Notes), or Section 5.09;

                           (v) the Company fails to comply with any of its agreements the Subordinated Note Indenture (other than those referred to in clause (i), clause (ii), clause (iii) or clause
                  (iv) of Section 7.01 thereof) and such failure continues for 60 days after the notice specified in Section 7.01;

--------------------------

(1) All capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Subordinated Note Indenture.

                           (vi) a default under the Credit Agreement or under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by the Company or any of its Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Subsidiaries) whether such Debt or Guarantee now exists, or is created after the date of the Subordinated Note Indenture, which default (1) is caused by failure to pay principal of or premium, if any, or interest on such Debt within any applicable grace period after final maturity ("FINAL PAYMENT DEFAULT"), or (2) results in the acceleration of such Debt prior to its final stated maturity and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Final Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more and such default or acceleration continues for 30 days after the notice specified in Section 7.01;

                           (vii) the Company or any Significant Subsidiary of the Company pursuant to or within the meaning of Bankruptcy Law: (1) commences a voluntary case, (2) consents to the entry of an order for relief against it in an involuntary case, (3) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (4) makes a general assignment for the benefit of its creditors;

                           (viii) a court of competent jurisdiction enters an
                  order or decree under any Bankruptcy Law that: (1) is for relief against the Company or any Significant Subsidiary of the Company in an involuntary case, (2), appoints a Custodian of the Company or any Significant Subsidiary of the Company or for all or substantially all of the property of the Company or any Significant Subsidiary of the Company, or (3) orders the liquidation of the Company or any Significant Subsidiary of the Company, and any such order or decree remains unstayed and in effect for 60 consecutive days; and

                           (ix) any final non-appealable judgment or decree for the payment of money in excess of $10 million is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice; PROVIDED, that, the amount of such money judgment or decree shall be calculated net of any insurance coverage that the Company has determined in good faith is available in whole or in part with respect to such money, judgment or decree.

                  A Default under clauses (iv), (v), (vi) or (ix) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

                  The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

                  The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, an Officers' Certificate of any Event of Default pursuant to clause (iii), clause (vii) or clause (viii) and any event which with the giving of notice or the lapse of time would become an Event of Default pursuant to clauses (iv), (v), (vi) or (ix), its status and what action the Company is taking or proposes to take in respect thereof.

                  If an Event of Default (other than an Event of Default specified in clause (vii) or clause (viii) of Section 7.01) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable (collectively, the "DEFAULT AMOUNT") by notice in writing to the Company, the administrative agent under the Credit Agreement (if any Debt is then outstanding under the Credit Facility) and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration"; PROVIDED, HOWEVER, that the failure to so notify the administrative agent under the Credit Facility shall not affect the validity of such acceleration. Upon such a declaration, the Default Amount shall be due and payable immediately, subject to Article IX and XI of this Indenture. Notwithstanding the foregoing, in case of an Event of Default specified in clause (vii) or clause (viii) of Section 7.01, all outstanding Notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences (i) if the rescission would not conflict with any judgment or decree (ii) all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived and (iii) the Company has paid the Trustee all amounts due pursuant to
Section 8.07.

                  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes and the Subordinated Note Indenture.

                  The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any such Notes in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon any Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in such Event of Default. No remedy shall be exclusive of any other remedy. All remedies shall be cumulative to the extent permitted by law.


(B) AUTHENTICATION AND DELIVERY OF THE SUBORDINATED NOTE INDENTURE AND THE APPLICATION OF THE PROCEEDS THEREOF.

              Two Officers of the Company shall sign the Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Notes. If an Officer whose signature is on a Note no longer holds that office at the time such Note is authenticated, such Note shall be valid nevertheless. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that a Note has been authenticated in accordance with the terms of this Indenture. The Trustee, upon a written order of the Company signed by two Officers of the Company, shall authenticate the Notes for original issue up to an aggregate principal amount stated in paragraph 4 of the Notes.

                  The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate the Notes whenever the Trustee may do so. Each reference in the Subordinated Note Indenture to authentication by the Trustee includes authentication by such authenticating agent of the Trustee. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company. The Trustee shall have the right to decline to authenticate and deliver any Notes under Section 2.02 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders for which the Trustee is not indemnified.

              The Notes shall be issuable only in denominations of $1,000 and integral multiples thereof.

              There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan of Reorganization.

(C)           RELEASE OF PROPERTY SUBJECT TO THE LIEN OF THE SUBORDINATED NOTE
              INDENTURE

              The Notes are unsecured senior subordinated obligations of the Company limited to $112,500,000 aggregate principal amount (except as otherwise provided in Section 1 relating to the Company's option to make certain interest payments on the Notes in the form of additional Notes). The Subordinated Note Indenture imposes certain limitations on the incurrence of additional indebtedness by the Company and certain of its subsidiaries, the payment of dividends on, and the redemption of, capital stock of the Company and certain of its Subsidiaries, the making of Investments, restrictions on distributions from certain Subsidiaries, the use of proceeds from the sale of assets and Subsidiary stock and transactions with affiliates. The Indenture also restricts the ability of the Company to consolidate or merge with or into, or to transfer all or substantially all its assets to, another person.

(D)           SATISFACTION AND DISCHARGE OF THE SUBORDINATED NOTE INDENTURE

              When (i) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.07) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Article III of the Subordinated Note Indenture and the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes including interest thereon to maturity or such redemption date (other than Notes replaced pursuant to Section 2.07), and if in either case the Company pays all other sums payable hereunder by the Company, then the Subordinated Note Indenture shall, subject to Section 9.01(c), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

                  Subject to Section 9.01(c) and Section 9.02, the Company at any time may terminate (i) all of the Company obligations under the Notes and the Subordinated Note Indenture ("LEGAL DEFEASANCE"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes; or (ii) its obligations under Article IV, Section 5.03, Section 5.04, Section 5.05, Section 5.06, Section 5.07, Section 5.08,
Section 5.09, Section 5.10, Section 6.01(iii), Section 6.01(iv) and the operation of Section 7.01(iv), Section 7.01(vi), Section 7.01(vii) (with respect only to Significant Subsidiaries), Section 7.01(viii) (with respect only to Significant Subsidiaries) and Section 7.01(ix) ("COVENANT DEFEASANCE"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

                  If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Section 7.01 (iv), Section 7.01(vi), Section 7.01(vii) (with respect only to Significant Subsidiaries), Section 7.01(viii) (with respect only to Significant Subsidiaries) or Section 7.01(ix), or because of the failure of the Company to comply with Article IV or Section 6.01(iii) or
Section 6.01(iv).

                  Upon satisfaction of the conditions set forth in the Subordinated Note Indenture and at the request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations of the Company terminated thereby.

                  Notwithstanding clause (a) and clause (b) above, the Company's obligations contained in Section 2.03, Section 2.04, Section 2.05,
Section 2.06, Section 2.07, Section 8.07, Section 8.08 and Article IX shall survive until the Notes have been paid in full. Thereafter, the Company's obligations contained in Section 8.07, Section 9.04 and Section 9.05 shall survive.

                  Conditions to Defeasance.

                  The Company may exercise its legal defeasance option or its covenant defeasance option only if:

                           (i) the Company irrevocably deposits in trust (the
                  "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to maturity or redemption, as the case may be;

                           (ii) such defeasance does not result in a breach or violation of, or constitute a default under, the Subordinated Note Indenture, the Credit Agreement or any other material agreement or instrument to which the Company is a party or by which it is bound;

                           (iii)  the Company delivers to the Trustee a
                  certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

                           (iv) 123 days pass after the deposit is made and during the 123-day period no Default specified in Section 7.01(vii) or Section 7.01(viii) in either case with respect to the Company occurs which is continuing at the end of the period;

                           (v) the deposit does not result in a breach or violation of, or constitute a default under, this Indenture (including, without limitation, Article XI), the Credit Agreement or any other material agreement or instrument to which the Company is a party or by which the Company is bound;

                           (vi) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the U.S. Investment Company Act of 1940, as amended;

                           (vii)   in the case of the legal defeasance
                  option, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (1) the Company has received from or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of the Subordinated Note Indenture there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

                           (viii) in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

                           (ix) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by Article IX have been complied with.

(E)               EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

                  The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such Officers' Certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each covenant contained in the Subordinated Note Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Subordinated Note Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto). The Company shall also comply with TIA Section 314(a)(4).

                  9. Other Obligors. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

                                      None.

                  10. Contents of application for qualification. This application for qualification comprises:

                  (a)      Pages numbered 1 to 15, consecutively.

                  (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.

                  (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.



Exhibit 1                           Certificate of Incorporation of the Company.

Exhibit 2                           By-Laws of the Company.

Exhibit 3 Form of the Subordinated Note Indenture between the Company and HSBC Bank USA, as trustee.

Exhibit T3D                         Not applicable.

Exhibit T3E                Not applicable.

Exhibit T3F                A cross reference sheet showing the location in
                           the Subordinated Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit 3.

Exhibit 4                  Disclosure Statement with annexed Plan of
                           Reorganization.

Exhibit 5                  Statement of Eligibility on Form T-l.



                                    SIGNATURE



                  Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Goss Holdings, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Westmont, and State of Illinois, on the 4th day of November, 1999.

                                            GOSS HOLDINGS, INC.







                                            By   /s/ Joseph P. Gaynor, III
                                                 -----------------------------
                                                 Executive Vice President of
                                                 Finance & Administration &
                                                 Chief Financial Officer






Attest  /s/ Mary Ann Spiegel
        --------------------
        Mary Ann Spiegel
        Assistant Secretary